Investor Presentation June 2013

China Ceramics - Overview Safe Harbor Statement 2 This presentation contains forward - looking statements and management may make additional forward - looking statements in response to your questions . Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995 . Although we believe our expectations expressed in such forward looking statements are reasonable, we cannot assure you that they will be realized . Investors are cautioned that such forward - looking statements involve risks and uncertainties that could cause actual results to differ materially from the anticipated results, and therefore we refer you to a more detailed discussion of the risks and uncertainties in the Company’s filings with the Securities & Exchange Commission . The forward - looking statements contained in this presentation are made only as of today, and China Ceramics is under no obligation to revise or update these forward - looking statements .

China Ceramics - Overview » Ceramic tile market growth correlates with the strong urbanization and construction trends in China » Potential plant production capacity currently 72 MSM of tiles / yr., a 90% increase from Dec. 2010 » Plant utilization in 1Q 2013 was 20 MSM / yr.; the ramp to 72 MSM is pending business conditions » Potential government initiatives in 2013 to free up land and promote affordable housing » Over 2,000 tile color and size combinations enable extensive customer choice » Founded in 1993; high brand recognition; sold under “Hengda / HD”, “Hengdeli / HDL”, “TOERTO”, “WULIQIAO”, and “Pottery Capital of Tang Dynasty” trademarks Company Overview 3 106.1 122.0 159.2 231.4 230.7 59.1 24.0 23.8 25.9 33.6 45.7 38.9 11.4 - 0.9 (5.0) 50.0 105.0 160.0 215.0 270.0 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 3 mos. 2012 3 mos. 2013 Revenue Net Income Net Income Solid Growth

China Ceramics - Overview Equity Snapshot 4 NasdaqGM : CCCL FYE: Dec. 31 Revenue (TTM) $196.3 MM Fully Diluted EPS (TTM) $1.64 Net Income (TTM) $ 33.5 MM Debt (Mar. 31, 2013) $9.7 MM Cash (Mar. 31, 2013) $24.4 MM Market Capitalization $44.3 MM Primary Shares Outstanding 20.4 MM Price (6/6/13) $2.17 P/E Ratio 0.97 x Stock Yield 9.22%

China Ceramics - Overview Corporate History Founded in 1993 as a manufacturer of outdoor ceramic tiles in Jinjiang, Fujian Province Received the certification of ISO9002, ISO9001 and ISO14001 in 1999; Gradually built up brand reputation Introduced state - of - the - art equipment from abroad; developed plans to expand Hengda’s capacity Acquired Hengdali facility in Jan.’10; Total annual manufacturing capacity of both Hengda & Hengdali currently 72 million square meters Completed merger with SPAC (CHAC) in November 2009 Named a Top Growing Enterprise by China Building Materials Association 5 Listed on NASDAQ (CCCL) in November 2010 Owns 4 patents with right to use 11 more. Continuously focusing on R&D for environmental - friendly products

China Ceramics - Overview Investment Highlights 6 1 Prominent manufacturer of exterior ceramic tiles Intent upon capitalizing upon China’s urbanization trend A 90% increase in annual potential plant utilization (72 MSM) since 2010 enables future capture of market share In 2H 2013, favorable new government policies could stimulate demand in Tier II and Tier III cities Product customization enables premium pricing Motivated distributors and direct company sales drive revenue 2 3 5 6 4

China’s Macroeconomic Environment 7 » The Chinese economy is expected to improve slightly in 2013 with forecasted median GDP growth of 8.0% versus est. GDP growth of 7.7% in 2012 » China has set a 7.5% GDP growth target for 2013 » China grew at an annualized rate of 7.7% in 1Q13, slower than the 8.0% consensus forecast.

China’s Real Estate Market Environment 8 » The ratio of residential property under construction to sales is expected to rise in 2013 » Stronger sales of residential units could lead to a sustained improvement in real estate investment spending » Reports indicate that real estate developers have improved their liquidity as funding channels have reopened » Developers stopped offering sweeteners to buyers in late 2012 as the overall real estate environment improved. » In its April report, the new government could urge local planning authorities to free up land supplies for new projects

CCCL Corporate News 9 » CCCL announced a semi - annual dividend of $0.10 per share; the first two dividends will be payable on 7/15/2013 and 1/13/2014 » CCCL announced a strategic contract with China State Decoration Group, a subsidiary of the largest real estate construction contractor in China » The Company sees a potential inflection point in 2Q13 relative to the challenging macro environment as reflected in its 4Q12 and 1Q 2013 results: ASP in April and May 2013 is expected to be 8% higher than that of 1Q13. CCCL Announces Semi - Annual Dividend

» China’s total urban population reached 691 million in 2011 vs. 450 million in 2001; according to projections, nearly 70% of the population will live in urban areas by 2035. » The scale and pace of China’s urbanization trend is unprecedented: 219 cities of more than 1 million and an aggregate urban population nearing 1 billion are projected by 2025 » Tier I cities are expected to account for only 10% of China’s commercial real estate activities by 2020, highlighting the significant development opportunities in Tier II and Tier III cities Urbanization Trend Provides Underpinning to Real Estate Construction China Sources: National Bureau of Statistics of China, Wikipedia; www.china.org.cn, http://esa.un.org/unup/ Indonesia Malaysia Russia 50.3% 69.4% 72.9% US UK 81.4% 89.9% % of Population Urbanized by Country – Urbanization Trend in China million 400 450 500 550 600 650 700 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 Urban Population 10

A Long - Term Trend of Strong Real Estate Growth in China 11 Forecast of Net Increase in Urban Residential Existing Residential Building Stock (2011 - 2020) Building Stock Chongqing 1,109 Poland 807 Chengdu 447 Greece 494 Zhengzhou 396 Portugal 424 Tianjin 389 Sweden 411 Beijing 350 Czech Rep. 369 Xi’an 279 Romania 366 Changsha 272 Switzerland 352 Shanghai 271 Hungary 319 Shenzhen 265 Austria 318 Dongguan 234 Denmark 282 a. all data in mm sq. meters b. Figures are for urban areas within referenced prefecture/municipality. c . Chongqing municipality’s unusually large increase partly reflects its large size compared with other prefectures. Sources : Economist Intelligence Unit; National Bureau of Statistics (China); UNECE » The scale of construction in China is immense: the expected future increase in cities is equal to the residential floor space of a number of European cities today » CCCL believes that sound underlying demand for housing is sustainable throughout the next decade; a correction should be short - lived » There are fewer restrictions by municipal governments in Tier II and Tier III cities » CCCL believes that the land supply in 2H 2013 in Tier II and Tier III cities will rebound and will create demand for ceramic tiles » Central government initiatives stipulate for 36 million new affordable housing units by 2015 at a cost of nearly $800 billion

China Ceramics - Overview Key Market Trends » China’s long - term urbanization trend – CCCL a prime beneficiary » Product trend – New outdoor ceramic tiles products are “Green”, lighter, heat insulating and noise - reducing » Potential of Tier II and III Cities • CCCL believes that much of the growth in China’s GDP is being driven by economic activity in Tier II and Tier III cities • According to Jones Lang LaSalle, Tier I cities will account for only 10% of China’s commercial real estate activities by 2020 • CCCL sees restrictive policies that are imposed on housing in Tier I cities as potentially encouraging real estate activities in Tier II and Tier III cities » Importance of distributors • China’s outdoor ceramic tile industry relies heavily on distributors; an estimated 73% of total sales are made through distributors • As competition intensifies, more manufacturers will bid for large projects in an attempt to sell products to real estate developers directly 12

China Ceramics - Overview Competitive Landscape » China’s outdoor ceramics tile industry is highly fragmented with hundreds of manufacturers; CCCL estimates its current market share in China to be 5%. » The Company believes that more than 200 manufacturers are located in Jinjiang, with a combined annual production volume of 70% of China’s total production volume » Others are mainly located in Foshan, Zibo, Linyi, and Dehua, specializing in manufacturing interior wall and floor ceramic tiles » Competition often based on quality, branding, service and produce diversity, CCCL’s strengths » Major competitors include: • White Rabbit Ceramics (est. 5% share (1) ) • Jinjiang Tengda Ceramics Co. (est. 3% share (1) ) • Fujian Jinjiang Xielong Ceramics Co. (est.1% share (1) ) Zibo & Linyi Foshan Jiajiang Jinjiang Dehua 13 (1) of China market

Comprehensive Product Suite Ultra Thin 3% of Sales Porcelain 54% of Sales Glazed 7% of Sales Glazed Porcelain 4% of Sales Rustic 26% of Sales The company has over 2,000 size and color combinations 14 Wide array of standardized and made - to - order products Polished Glaze 6% of Sales

Research & Development 15 » R&D is an integral component of the Company’s culture and a key to its competitive advantage: R&D expenditures were over 2% of revenue in 2012, a noteworthy figure for a company in the building materials sector. » The 86 person team has developed over 2,000 types of different product combinations » i n March 2012, the Company was certified by Fujian Municipal as one of the Top 100 2012 - 2013 Leading Enterprises » Devised an energy recycling system that reuses excess heat and energy that saves up to 20% of cost » Develops environmentally friendly products like ultra - thin, light - weight tiles

Firing Raw Material Inspecting Modern Production Lines Ensure High Quality Mixing & Grinding Spray Drying Glazing Molding 16 Plant’s ISO 9001:2000 accreditation signifies high quality control processes

China Ceramics - Overview Established and Loyal Customer Base » 88% of products sold to 40 exclusive domestic distributors and 6 international distributors » 12% of products sold directly to larger real estate developers via own sales force » The top ten customers have purchased from CCCL for over 10 years each » We estimate that the top ten customers represented 28% of total sales in 2012 » Sales in Tier II and Tier III cities account for nearly 90% of domestic sales » Ongoing contracts with large property developers in China include Evergrande, China Resources Land, China SCE Property, China National Real Estate Development Group, Poly Real Estate, Wanda Group, Sany Group and Green Town Our Sales Coverage China Ceramics Domestic distributors 81% of sales International distributors 7% of sales Real estate developers 12% of sales 17

Sales Process Meet / Introduction to customers Discuss design and product specifications Sign contracts Delivery After - sales service » Excellent communication between our sales force and distributors avoids overlapping of sales » Distributors required to make monthly reports on customer requirements » Provide installation instructions and collect after - sales feedback by our sales force » Seeking new highly - qualified distributors to expand geographic reach We typically book sales within 2 - 3 months of delivery 18

China Ceramics - Overview Selected Hengda Projects 210,000 sq. meters Chengdu Kanjun Garden China Resources Land Limited Lanxi Town The 11th National Games Village 100,000 sq. meters 95,000 sq. meters Hangzhou Redbud Garden 53,000 sq. meters Xiamen Blue Gulf Peninsula Shenyang Institute of Aeronautical Engineering 133,000 sq. meters 97,000 sq. meters 19

Stable Supplier Base Raw Material % of COGS # of Suppliers Clay 28 11 Coal 22 8 Coloring 21 8 Glazing 6 4 » Clay and coal are the two major raw materials for tile production, accounting for 50% of COGS » Over 10 years’ cooperation with key suppliers ensures on - time supply and reasonably stable pricing » All raw materials are inspected on delivery for quality control 20

Sustainable Gross Margins » Continued steady demand – backlog and channel checks indicate a steady pace of new construction projects. » Customized product – nearly all production is built to order for specific projects. » High quality manufacturing – ISO certified; international manufacturing equipment. » Quality, well - known brand – “Asia’s 500 Most Influential Brands” award. » Economies of scale – large plants enables a superior range of products at competitive price points. » Energy efficiency – production lines recover and / or reuse waste water, waste dust, exhaust and kiln after - heat. This decreased energy costs by 20% in our Hengda factory. 21 Due to our reputation for quality, we are able to sell many of our products at a 15 - 20% premium vs. our competitors

Plant Expansion and Fully Funded Capital Expenditures (All Capacity figures in Square Meters) Hengda Hengdali Total Capacity as of Dec. 2010 28.0 M 10.0 M 38.0 M 2010 and 2011 Capacity Expansion 14.0 M 4.0 M 18.0 M Total 2011 Capacity 42.0 M 14.0 M 56.0 M 2012 Capacity Expansion 16.0 M 16.0 M Total 2012 Capacity 42.0 M 30.0 M 72.0 M 2013 Capacity Available 42.0 M 30.0 M 72.0 M Capacity Currently Being Utilized (a) 17.0 M 3.0 M 20.0 M (a) The 52.0 MSM of available annual production to be utilized pending business conditions. Total Capital Expenditures in 2011 $23.9 M $44.6 M $68.5 M Total Capital Expenditures in 2012 $ 3.0 M Nil $ 3.0 M Capital Expenditures to Date in 2013 $ 6.0 M 22

Growth Strategy Key focus is to ramp market share domestically and to exploit market opportunities abroad 23 » Continue to capitalize upon strong brand awareness » Utilize the near doubling of production capacity » Reach new markets – new Hengdali facility extends reach while reducing costs » Continue to broaden product suite – through innovative R&D » Penetrate new markets – via a broadened distribution network » Evaluate selective M&A opportunities

FYE: Dec 31 (USD In millions) Robust Revenue Growth 24 For statements of financial position data, translation of RMB into U.S. dollars has been made using historic spot exchange ra tes published by www.federalreserve.gov . For statements of comprehensive income data, translation of RMB into U.S. dollars has been made using the average of historical d ail y exchange rates as applicable to the financial reporting period. Such translations should not be construed as representations that RMB amounts could be converted int o U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS. 5 - Year CAGR: 21.4% Revenues Revenues 1Q13 Results 106.1 122.0 159.2 231.4 230.7 - 50.0 100.0 150.0 200.0 250.0 2008 2009 2010 2011 2012 59.1 24.0 0.0 10.0 20.0 30.0 40.0 50.0 60.0 3/31/2012 3/31/2013

Strong Financial Margins Availability of unused capacity should improve margins over time 25 21% 20% 17% 28% 27% 23% 32% 31% 26% 0% 5% 10% 15% 20% 25% 30% 35% FY 2010 FY 2011 FY 2012 Net Income Profit before Taxes Gross Profit

Shareholders’ Equity 231.6 231.6 Debt 9.6 9.7 Cash 14.4 14.4 (USD, in millions) As of Dec 31, 2012 (Unaudited) Strong Balance Sheet Total Working Capital 106.4 106.4 Inventory Turnover 110 103 26 ROE 14% 17% Trade Receivables Turnover 118 117 As of Mar. 31, 2013 ( Audited)

Capital Markets: Key Differentiators

Measures that Build Confidence in the US Capital Markets

Management

- CEO founded the company and is a well-known industry expert
- CFO an English-speaking CPA formerly at Deloitte Touche
- Strong fundamentals, 20% revenue CAGR, 17% ROE, net margins of 20%

Oversight

- Independent Board directors with prominent business backgrounds
- Former long-time partner at Price WaterhouseCoopers is head of the Audit committee
- Grant Thornton has audited the Company's financials going back to 2008

Transparency

- Corporate, disclosure and regulatory best practices
- Regular investor communications via earnings calls, non-deal road shows; conferences
- Analyst coverage pending

Additional Measures

- Announced semi-annual cash dividend of $0.10 per share
- CEO, CFO and Independent Directors have purchased shares
- SAIC filings posted on company website and kept current

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Edmund Hen CFO Peizhi Su Sales Deputy GM & Director Jiadong Huang CEO » Lawyer at Fujian Minrong Law Firm from 2005 to 2007 » Graduated from the School of Law of Xiamen University » Also a Director of the Company » Former CFO of a Sichuan switchgear manufacturer and accountant for Dickson Concepts Ltd., a publicly - listed Hong Kong company » Formerly at Deloitte Touche Tohmatsu and a variety of accounting firms » Bachelor Degree from University of East Anglia , United Kingdom » A ssociate member of Institute of Chartered Accountants in England and Wales, an d of the Hong Kong Institute of Certified Public Accountants Weifeng Su General Legal Counsel & Secretary » Founder of Jinjiang Hengda Ceramics Co., Ltd. In 1993 » 20 years of experience in the China ceramic tile industry » Vice Chairman of Fujian Province Ceramic Industry Association and Executive Director of Jinjiang City Chamber of Import and Export Trade Management Team » Over 10 years of experience in the China ceramic tile industry » Established a national sales network of distributors and property developers » Also a Director of the Company 28

Cheng Yan Davis Ding Wei Dong Paul K. Kelly Non - Executive Chairman » Was a Partner at Pricewaterhouse Coopers and has over 36 years of experience in public accounting with clients in a wide variety of industries » On Board of Directors of Fox Chase Cancer Center in Philadelphia and the Visiting Nurse Association of Greater Philadelphia » Special Advisor to University of Columbia » Special Advisor and Vice Dean of University of Pennsylvania where she pioneered management programs for Chinese executives » Advisor to blue - chip companies including CIGNA, Lucent, China Telecom, China Industrial Bank, Morgan Stanley and Motorola . Bill Stulginsky Audit Committee Chairman » Founder and CEO of both Knox & Co., an investment bank, and The Westgate Group, an advisory firm which emphasizes business opportunities in China and Asia » Served in senior management positions at several Wall Street investment banks » Was the founder of CHAC, the Company’s predecessor corporation Board of Directors » Over 40 years of experience and expertise in the building materials Industry » Honorary President of China Building Ceramics and Sanitaryware Association and served as President (1997 – 2008) » Graduated from Nanjing University of Science and Technology 29

China Ceramics - Overview Summary Investment Thesis □ China Ceramics is a key competitor in a highly fragmented space □ Plant expansion and a near - doubling of production will enable more competitive market positioning □ Sustainable advantages due to capacity expansion, R&D, exclusive distributor relationships and world - class brands □ The construction materials industry looks to benefit from China’s urbanization and construction trends □ Government policies will spur construction in Tier II and Tier III cities □ Geographical location is optimal for supplier network □ 2013 plan is to expand market share and increase export growth 30

China Ceramics Co. Ltd. (CCCL:NASDAQ) (BVI) Nov 2009 Success Winner Limited (BVI) May 2009 Stand Best Creation Limited (HK) Jan 2008 100% On - shore: PRC Off - shore WOFE Nov 2009 Jinjiang Hengda Ceramics Co., Ltd. Sep 1993 100% 100% Jun 2009 Appendix: Corporate Structure Former SPAC: China Holdings Acquisition Corp. (CHAC) (Delaware) Jun 2007 Jiangxi Hengdali Ceramic Materials Co., Ltd. Jun 2008 100% Jan 2010 31 Apr 2008

China Ceramics - Overview China Ceramics Co. Ltd. CCG Investor Relations Edmund Hen, CFO Email: info@cceramics.com David Rudnick Tel: (1) 646 626 4172 Email: david.rudnick@ccgir.com SEC Attorney Auditors Loeb & Loeb Giovanni Caruso, Partner Tel: (1) 212 407 4866 Email: gcaruso@loeb.com Grant Thornton PRC Tel: (86) 21 2322 0200 Contact Information 32 This Presentation of China Ceramics Co . Ltd . was developed by the Company and CCG and is intended solely for informational purposes and is not to be construed as an offer to sell or the solicitation of an offer to buy the Company’s stock . This presentation is based upon information available to the public, as well as other information from sources which management believes to be reliable, but is not represented by China Ceramics Co . Ltd . or CCG as being fully accurate nor does it purport to be complete . Opinions expressed herein are those of management as of the date of publication and are subject to change without notice .